UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

CVF Technologies Corporation

(Name of Issuer)

COMMON STOCK, $.001 par value

(Title of Class of Securities)

12660F 10 2

(CUSIP Number)

Tamara R. Wagman

124 E. 4th Street

Tulsa, Oklahoma 74103

(918) 583-9922

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12660F 10 2	SCHEDULE 13D

1.	NAME OF REPORTING PERSON

Bounty Equity Fund 2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

885,000
8. SHARED VOTING POWER

-0-
9. SOLE DISPOSITIVE POWER

885,000
10. SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

885,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

CUSIP NO. 12660F 10 2	SCHEDULE 13D

1.	NAME OF REPORTING PERSON

Bounty Services Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

885,000
8. SHARED VOTING POWER

-0-
9. SOLE DISPOSITIVE POWER

885,000
10. SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

885,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

CUSIP NO. 12660F 10 2	SCHEDULE 13D

1.	NAME OF REPORTING PERSON

Elizabeth L. Kopple
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

885,000
8. SHARED VOTING POWER

-0-
9. SOLE DISPOSITIVE POWER

885,000
10. SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

885,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14.	TYPE OF REPORTING PERSON

IN

CUSIP NO. 12660F 10 2	SCHEDULE 13D

EXPLANATORY NOTE: This amendment corrects an administrative error in the address for Bounty Equity Fund 2, LLC and Bounty Services Group, LLC.

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $.001 par value (the “Common Stock”) of CVF Technologies Corporation, a Nevada corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 8604 Main Street, Suite 1, Williamsville, New York 14221.

Item 2. Identity and Background

This Schedule 13D is being filed by Bounty Equity Fund 2, LLC, a limited liability company, managed by Bounty Services Group, LLC. Elizabeth L. Kopple in a member and the manager of BSG.

Bounty Equity Fund 2, LLC and Bounty Services Group, LLC are Oklahoma limited liability companies whose principal business is business investment and investment management, respectively. Elizabeth Kopple, is the Manager.

The principal business office address of Bounty Equity Fund 2, LLC and Bounty Services Group, LLC is 2 West Second Street, Suite #210, Tulsa, Oklahoma 74103. The name and address of the manager is as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Elizabeth L. Kopple, Manager	2 West Second Street, Suite #210 Tulsa, OK 74103	USA	Manager of various investment entities

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

None.

Item 4. Purpose of Transaction

None.

Item 5. Interest in Securities of the Issuer

(a),(b) According to the Issuer’s 10-QSB filed for the quarter ended March 31, 2006 there were 12,801,435 shares of Common Stock issued and outstanding as of May 1, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 885,000 shares of Common Stock held by Bounty Equity Fund 2, LLC. Voting and investment power concerning the above shares are held solely by Bounty Equity Fund 2, LLC.

Although Bounty Services Group, LLC and Elizabeth L. Kopple are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Bounty Equity Fund 2, L.L.C.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A Joint Filing Undertaking.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2006

BOUNTY EQUITY FUND 2, LLC

/s/ Elizabeth L. Kopple
By: Elizabeth L. Kopple, Manager

BOUNTY SERVICES GROUP, LLC

/s/ Elizabeth L. Kopple
By: Elizabeth L. Kopple, Manager

/s/ Elizabeth L. Kopple
Elizabeth L. Kopple